UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

X-Factor Communications Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Securities)

98371X 102

(CUSIP Number)

James Everett Morris
3 Empire Boulevard, 5th Floor
South Hackensack, New Jersey 07606
(201) 518-1925

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 15, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98371X 102

1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) James Everett Morris

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) OO(1)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:
7. Sole Voting Power 911,288(2) 8. Shared Voting Power Not Applicable
9. Sole Dispositive Power 911,288 (2)
10. Shared Dispositive Power Not Applicable

11. Aggregate Amount Beneficially Owned by Each Reporting Person 911,288 (2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.2%
14. Type of Reporting Person (See Instructions) IN

(1)	See Item 3 of this Schedule 13D.

(2)
Represents 333,745 shares of common stock;  options for the purchase of 216,810 shares of common stock at an exercise price of $0.382 per share; options for the purchase of 72,270 shares of common stock at an exercise price of $0.692 per share; options for the purchase of 124,239 shares of common stock at an exercise price of $0.908; a warrant to purchase up to 36,627 shares of common stock at an exercise price of $0.002; a warrant to purchase up to 20,825 shares of common stock at an exercise price of $0.90; a warrant to purchase up to 27,470 shares of common stock at an exercise price of $0.002; and a warrant to purchase up to 79,302 shares of common stock at an exercise price of $0.002.

Item 1.                   Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value of X-Factor Communications Holdings, Inc. (the “Issuer” or “Company”).  The Issuer’s address is 3 Empire Blvd., South Hackensack, NJ 07606.

Item 2.                   Identity and Background

(a)           This statement is filed by James Everett Morris (the “Reporting Person”).

(b)           The Reporting Person’s address is 3 Empire Boulevard, 5th Floor, South Hackensack, New Jersey 07606.

(c)           The Reporting Person is a director on the Board of Directors of the Issuer.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3.                   Source and Amount of Funds or Other Consideration

The Reporting Person’s securities were acquired in connection with the consummation of a reverse merger (the “Merger”) by and between the Issuer, formerly Organic Spice Imports, Inc., and X-Factor Communications, LLC (“X-Factor LLC”) pursuant to the terms and conditions of an Agreement and Plan of Merger, dated March 5, 2012 (the "Merger Agreement"). In connection with the Merger, the Reporting Person acquired an aggregate of 333,745 shares of common stock of the Company in exchange for all of the X-Factor LLC membership interests owned by the Reporting Person.

In addition, upon the closing of the Merger, the Company assumed the rights and obligations of all outstanding options to purchase X-Factor LLC membership interests, pursuant to X-Factor LLC’s 2006 Long-Term Equity Incentive Plan and 2010 Long Term Incentive Plan (the “Stock Option Plans”). The options were assumed in accordance with the terms and conditions of the Stock Option Plans pursuant to which such options were originally granted, except that, from and after the closing of the Merger: (i) each option evidences the right to purchase a number of shares of Common Stock (rounded to the nearest whole share) of the Company equal to the number of X-Factor LLC membership interests into which such options were exercisable immediately prior to the closing multiplied by the exchange ratio and (ii) the new option price for each share of Common Stock issuable upon exercise of such option is determined by dividing the option exercise price in effect immediately prior to the closing by the exchange ratio. As a result of the consummation of the Merger, the Reporting Person’s options became exercisable for the purchase of (1) 216,810 shares of Common Stock at an exercise price of $0.382 per share to expire on December 31, 2016, (2) 72,270 shares of Common Stock at an exercise price of $0.692 per share to expire on February 19, 2018 and (3) 124,239 shares of Common Stock at an exercise price of $0.908 that will expire on May 27, 2020.

The Reporting Person is also the holder of warrants originally issued by X-Factor LLC to purchase membership interests of X-Factor LLC (the “Warrants”). Upon the closing of the Merger, the Company assumed the rights and obligations under X-Factor LLC’s outstanding Warrants. The Warrants were assumed in accordance with their terms and conditions, except that, from and after the closing of the Merger: (i) each Warrant evidences the right to purchase a number of shares of Common Stock (rounded to the nearest whole share) of the Company equal to the number of X-Factor LLC membership interests into which such Warrants were exercisable immediately prior to the closing multiplied by the exchange ratio and (ii) the new exercise price for each share of Common Stock issuable upon exercise of such Warrant is determined by dividing the Warrant exercise price in effect immediately prior to the closing by the exchange ratio. Accordingly, upon the consummation of the Merger, the Reporting Person’s Warrants became exercisable for the purchase of up to (1) 36,627 shares of Common Stock at an exercise price of $0.002 to expire on January 3, 2020, (2) 20,825 shares of Common Stock at an exercise price of $0.90 that will expire on July 30, 2019, (3) 27,470 shares of Common Stock at an exercise price of $0.002 that will expire on January 2, 2021 and (4) 79,302 shares of Common Stock at an exercise price of $0.002 that will expire on June 7, 2021.

Item 4.                   Purpose of Transaction

The Reporting Person acquired the securities in connection with the Merger transaction consummated by the Issuer on May 15, 2012.

Item 5.                   Interest in Securities of the Issuer

As computed using Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 911,288 shares of the Issuer’s Common Stock.  This includes options to purchase an aggregate of 413,319 shares of the Issuer's Common Stock and warrants to purchase up to an aggregate of 164,224 shares of Common Stock. The Reporting Person has the sole power to vote and to dispose of the shares he owns.  Other than the transaction reported, the Reporting Person did not effect any transactions in the Issuer’s Common Stock during the 60 days prior to the date of this report.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock in the Issuer owned by the Reporting Person.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.                   Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2012
/s/ James Everett Morris
James Everett Morris